UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                         MID-STATE RACEWAY, INC.
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                              (Name of Issuer)

                       Common Stock, $.10 Par Value
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                      (Title of Class of Securities)

                                595492 10 9
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                               (CUSIP Number)

                           Martin J. Gersten, Esq.
                           Freedman & Gersten LLP
                             90 Birch Hill Road
                          Newtown, Connecticut 06470
                              (203) 364-0290
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              April 10, 2004
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595492 10 9
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1.  Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons
    (Entities Only):
    Shawn A. Scott
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2.  Check the Appropriate Box if a Member of a Group:              (a)  [  ]
                                                                   (b)  [  ]
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3.  SEC Use Only

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4.  Source of Funds:
    N/A
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e):                                                       [  ]
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6.  Citizenship or Place of Organization:
    U.S.A.
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              7.  Sole Voting Power:
                  -0- shares of common stock, $.10 par value per share
              ---------------------------------------------------------------
Number
of Shares     8.  Shared Voting Power:
Beneficially      -0-
Owned by      ---------------------------------------------------------------
Each
Reporting     9.  Sole Dispositive Power:
Person With       -0- shares of common stock, $.10 par value per share
              ---------------------------------------------------------------

              10. Shared Dispositive Power:
                  -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     -0- shares of common stock, $.10 par value per share
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                        [  ]
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13.  Percent of Class Represented by Amount in Row (11):
     0%
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14.  Type of Reporting Person (See Instructions):
     IN

CUSIP No. 595492 10 9
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1.  Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons
    (Entities Only):
    All Capital, LLC  (IRS No. 01-0709870)
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2.  Check the Appropriate Box if a Member of a Group:              (a)  [  ]
                                                                   (b)  [  ]
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3.  SEC Use Only
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4.  Source of Funds:
    N/A
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e):                                                           [  ]
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6.  Citizenship or Place of Organization:
    State of Nevada
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              7.  Sole Voting Power:
                  -0- shares of common stock, $.10 par value per share
              ---------------------------------------------------------------
Number
of Shares     8.  Shared Voting Power:
Beneficially      -0-
Owned by      ---------------------------------------------------------------
Each
Reporting     9.  Sole Dispositive Power:
Person With       -0- shares of common stock, $.10 par value per share
              ---------------------------------------------------------------

              10. Shared Dispositive Power:
                  -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     -0- shares of common stock, $.10 par value per share
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                        [  ]
-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):
     0%
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14.  Type of Reporting Person (See Instructions):
     OO

CUSIP No. 595492 10 9
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1.  Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons
    (Entities Only):
    Vernon, LLC  (IRS NO. 03-0385571)
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2.  Check the Appropriate Box if a Member of a Group:              (a)  [  ]
                                                                   (b)  [  ]
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3.  SEC Use Only
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4.  Source of Funds:
    N/A
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e):                                                       [  ]
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6.  Citizenship or Place of Organization:
    State of Nevada
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              7.  Sole Voting Power:
                  -0- shares of common stock, $.10 par value per share
              ---------------------------------------------------------------
Number
of Shares     8.  Shared Voting Power:
Beneficially      -0-
Owned by      ---------------------------------------------------------------
Each
Reporting     9.  Sole Dispositive Power:
Person With       -0- shares of common stock, $.10 par value per share
              ---------------------------------------------------------------

              10. Shared Dispositive Power:
                  -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     -0- shares of common stock, $.10 par value per share
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                        [  ]
-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):
     0%
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14.  Type of Reporting Person (See Instructions):
     OO

     This Amendment No. 2 ("Amendment") to Schedule 13D is being filed by Mr. Shawn A. Scott ("Scott"), All Capital, LLC ("AllCap"), a Nevada limited liability company of which Scott is the sole member and manager, and Vernon, LLC ("Vernon") a Nevada limited liability company of which Scott is the sole member and manager (collectively Scott, AllCap and Vernon are referred to herein as the "Reporting Persons"), with the Securities and Exchange Commission ("Commission"), and amends the original Schedule 13D (the "Original 13D") filed with the Commission on June 13, 2002 and Amendment No. 1 to the Original 13D filed with the Commission on October 15, 2002 ("Amendment No. 1"), with respect to the securities of Mid State Raceway, Inc. (the "Issuer") as set forth herein below.

Item 1.  Security and Issuer
------   -------------------

     Title of Security:  Common Stock, $.10 par value ("Common Stock")

     Name and address of principal executive offices of Issuer:

          Mid State Raceway, Inc.
          P.O. Box 860
          Ruth Street
          Vernon, New York 13476

Item 2.  Identity and Background
------   -----------------------

     (a)  Name of Reporting Person:

          (i)    Shawn A. Scott;
          (ii)   All Capital, LLC; and
          (iii)  Vernon, LLC.

     (b)  Business Address:

          The business address for each of Scott, AllCap and Vernon is:

          1055 East Tropicana Avenue (Suite 700)
          Las Vegas, Nevada 89119

     (c) Present Occupation:

         (i) Scott is principally involved the business of arranging for and providing debt and equity financing to both public and private companies.

         (ii) AllCap was established by Scott for the sole purpose of providing debt financing to the Issuer and for holding securities of the Issuer provided as consideration for such financing. AllCap has not engaged in any other business operations since its formation.

         (iii) Vernon was established by Scott for the sole purpose of providing equity and debt financing to the Issuer and for holding the securities of the Issuer provided as consideration for such financing. Vernon has not engaged in any other business operations since its formation.

     (d)  Criminal convictions in past five years:

          Neither Scott, AllCap nor Vernon has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons have been a party to civil proceedings during the last five years which resulted in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to federal or state securities laws.

     (f)  Citizenship:

          (i)   Scott is an individual citizen of the U.S.A;
          (ii)  AllCap is a Nevada limited liability company; and
          (iii) Vernon is a Nevada limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

     Not applicable, as the transactions reported herein relate solely to the sale of securities of the Issuer by the Reporting Persons.

Item 4.  Purpose of Transaction
------   ----------------------

     As previously reported in the Original 13D and thereafter in Amendment No. 1, as of November 12, 2003 Scott was the indirect beneficial owner of Common Stock purchase warrants for an aggregate of 1,700,000 shares of Common Stock of the Issuer, which warrants were exercisable at $2.00 per share. All of such warrants were held by AllCap (the "AllCap Warrants"). Scott was also the indirect beneficial owner of 19,549 shares of Common Stock which were held by Vernon (the "Vernon Shares"). On November 12, 2003, AllCap sold from the AllCap Warrants, a warrant for 450,000 shares (the "VScott Warrant") to Victoria Scott, the mother of Scott and a director of the Issuer. AllCap loaned Victoria Scott the aggregate amount of $1,350,000 (the "VScott Loan") the proceeds of which were used to pay the purchase price of $450,000 for the VScott Warrant and the balance of $900,000 for the exercise of the VScott Warrant and the acquisition of the underlying shares of common stock. The loan from AllCap was evidenced by a one-year promissory note bearing interest at the annual rate of 6% and the shares underlying the VScott Warrant were pledged to AllCap to secure the repayment obligations of Victoria Scott under that note.

     On April 10, 2004, in connection with a Securities Purchase Agreement between the AllCap, Vernon and Raceway Ventures, LLC ("Purchaser"), Purchaser acquired: (i) all of the remaining AllCap Warrants then exercisable for an aggregate of 1,250,000 shares of the Issuer; (ii) the Vernon Shares in the amount of 19,549 shares of the Issuer; and (iii) the 450,000 shares held by Victoria Scott (the "VScott Shares") pursuant to her earlier exercise of the VScott Warrant (collectively referred to as the "Securities Acquisition"). The aggregate purchase price paid by the Purchaser for the Securities Acquisition was $9,000,000 as follows: (x) $2,000,000 in cash at the closing;
(y) $3,000,000 in the form of a promissory note dated April 10, 2004 bearing interest at the annual rate of 1.75% and maturing on the 30th day following the date that the State of New York grants authority to the Issuer, its successors or assigns, for the operation of video lottery terminals at the Vernon Downs Racetrack in Vernon, New York; and (z) $4,000,000 in the form of a promissory note dated April 10, 2004 also in favor of AllCap, bearing interest at the annual rate of 9.0% and maturing on October 8, 2005. As security for the Purchaser's obligations under each of the promissory notes set forth in items (y) and (z) above, Purchase executed a Pledge and Security Agreement in favor of AllCap pursuant to which Purchaser pledged all of the

Vernon Shares and the AllCap Warrants as well as the VScott Shares it had acquired, as collateral securing the repayment of the notes. Additionally, $1,350,000 of the $2,000,000 cash payment by the Purchaser at the closing of the Securities Acquisition was applied to the repayment in full of the outstanding principal amount of the VScott Loan. The remaining obligations with respect to any accrued and unpaid interest under the VScott Loan have been satisfied, and the VScott Loan and related Pledge Agreement previously issued by Victoria Scott in favor of All Capital have been terminated.

     As set forth more fully in Item 5 below, as a result of the transactions reported on herein, the Reporting Persons have no further record or beneficial ownership interest in the Issuer. The Reporting Persons had acquired the Vernon Shares and AllCap Warrants for investment purposes.

     Depending on various factors, including, without limitation, the Issuer's business, prospects and financial condition, as well as available opportunities for the Reporting Persons to acquire or dispose of Shares of the Issuer, the Reporting Persons may in the future take certain actions with respect to securities of the Issuer. These actions may include the purchase of shares of Common Stock in the open market, to the extent a public market for the Issuer's Common Stock then exists, as well as purchases of shares of Common Stock in privately negotiated transactions, through the exercise of options or otherwise or the disposition of shares of Common Stock hereafter acquired, from time to time or at any time. The Reporting Persons otherwise have no plans or proposals which relate to or would result in any of the matters set forth in (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

     (a) and (b) The Reporting Persons do not beneficially own any shares of common stock of the Issuer, and the Reporting Persons do not have or hold any power, either shared or sole, to vote and dispose of any shares of the Common Stock of the Issuer.

     (c) The Reporting Person did not have any other transactions in the securities of the Issuer during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect
------   -------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     As set forth above in the response to Item 4, AllCap has entered into a Pledge and Security Agreement with Purchaser pursuant to which the Purchaser has pledged all of the AllCap Warrants, the Vernon Shares and the VScott Shares (collectively the "Securities") as collateral securing its repayment obligations pursuant to the promissory notes issued by the Purchaser at the closing of the Securities Acquisition. To the extent that the Purchaser defaults on a repayment obligation under either of the promissory notes, which default is not timely cured with or without notice such as may be required, AllCap may exercise certain rights with respect to the Securities, including, the power, through its agent, as so designated, to vote the Vernon Shares and the VScott Shares (as well as any other shares acquired pursuant to the exercise of the AllCap Warrants), and to sell any of such Securities at a private sale or public auction, the proceeds of such sale to be applied towards the Purchaser's payment obligations under the promissory notes and to AllCap's expenses in collecting on such unpaid amounts under the promissory notes.

Item 7.  Material to be Filed as Exhibits
------   --------------------------------

  (i) Securities Purchase Agreement among Raceway Ventures LLC , All Capital, LLC and Vernon, LLC, dated April 10, 2004.

  (ii) Promissory Note in the principal amount of $3,000,000 issued by Raceway Ventures LLC in favor of All Capital, LLC, dated April 10, 2004.

  (iii) Promissory Note in the principal amount of $4,000,000 issued by Raceway Ventures LLC in favor of All Capital LLC, dated April 10, 2004.

  (iv) Pledge and Security Agreement among Raceway Ventures LLC, All Capital, LLC and Craig D. Burns, Esq., dated April 10, 2004.

  (v) All Capital, LLC Warrant No. CAP-1-A for 50,000 shares of Common Stock of Issuer.

  (vi) Assignment of Warrant No. CAP-1-A by All Capital, LLC to Raceway Ventures LLC.

  (vii) All Capital, LLC Warrant No. CAP-2 for 100,000 shares of Common Stock of Issuer.

  (viii) Assignment of Warrant No CAP-2 by All Capital, LLC to Raceway Ventures LLC.

  (ix) All Capital, LLC Warrant No. CAP-3 for 900,000 shares of Common Stock of Issuer.

  (x)     Assignment of Warrant No. CAP-3 by All Capital, LLC to Raceway
          Ventures LLC.

  (xi) All Capital, LLC Warrant No. CAP-4 for 200,000 shares of Common Stock of Issuer.

  (xii) Assignment of Warrant No. CAP-4 by All Capital, LLC to Raceway Ventures LLC.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Shawn A. Scott
                                       ------------------------------
                                       SHAWN A. SCOTT

                                       ALL CAPITAL, LLC
                                           /s/ Shawn A. Scott
                                       By:---------------------------
                                           Shawn A. Scott, Manager

                                       VERNON, LLC
                                           /s/ Shawn A. Scott
                                       By:---------------------------
                                           Shawn A. Scott, Manager

Dated:  June 21, 2004